Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS TO EARNINGS

The following table reflects the computation of the ratio of combined fixed charges and preferred stock dividends to earnings for the periods presented (in thousands):

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Net Loss	$(32,582)	$(21,898)	$(51,259)	$(63,894)	$(57,014)	$(55,075)
Dividends on preferred stock	(27,061)	(19,870)	—	—	—	—
Ratio of earnings to fixed charges and preferred dividends (1)	—	—	—	—	—	—
Deficiency in earnings required to cover combined fixed charges and preferred stock dividends (2)	(59,643)	(41,768)	(51,259)	(63,894)	(57,014)	(55,075)

(1)         The ratio of earnings to fixed charges and preferred dividends is defined as earnings divided by the combined fixed charges and preferred stock dividends. Fixed charges consists of interest costs (both expensed and capitalized); amortization of debt issuance costs and discount relating to any indebtedness; and an estimate of interest expense within rental expense. Fixed charges are excluded from the table above as all periods presented include a net loss.

(2)         Our earnings were inadequate to cover fixed charges and preferred dividends for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 by $59.6 million, $39.0 million, $51.3 million, $63.9 million and $57.0 million, respectively, and for the six months ended June 30, 2017 by $55.1 million.